Exhibit 99.1

Taomee Announces Shareholder Resolutions Adopted at 2013 Annual General Meeting

SHANGHAI, July 24, 2013 — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held on July 23, 2013 in Shanghai, China.

Taomee’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.              That Mr. Crow Zhen Wei be re-elected as a Class B Director of the Company;

2.              That Mr. Shengwen Rong be re-elected as a Class B Director of the Company;

3.              That Mr. George Kuan be re-elected as a Class B Director of the Company;

4.     That Deloitte Touche Tohmatsu be appointed as the independent auditor of the Company for the fiscal year ending December 31, 2013; and

5.     That each of the Directors be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, interactive toys, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

Visit online virtual world communities at www.61.com

Watch animations and films at http://v.61.com/

Download mobile games and applications at http://m.61.com/

Share with other parents and caregivers at http://mama.61.com/

For more information, please contact:

Angela Wang, Taomee Holdings Limited, +86-21-61280056-8651, ir@taomee.com

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